HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2024 and 2023

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the unaudited condensed interim consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Inc. (Hydro One or the Company) for the three and six months ended June 30, 2024, as well as the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2023. The Consolidated Financial Statements have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the US. This MD&A provides information as at and for the three and six months ended June 30, 2024, based on information available to management as of August 13, 2024.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

	Three months ended June 30			Six months ended June 30
(millions of dollars, except as otherwise noted)	2024	2023	Change	2024	2023	Change
Revenues	2,019	1,845	9.4%	4,177	3,910	6.8%
Purchased power	940	798	17.8%	2,036	1,808	12.6%
Revenues, net of purchased power[1]	1,079	1,047	3.1%	2,141	2,102	1.9%
Operation, maintenance and administration (OM&A) costs	308	326	(5.5%)	620	645	(3.9%)
Depreciation, amortization and asset removal costs	260	245	6.1%	511	494	3.4%
Financing charges	155	141	9.9%	302	275	9.8%
Income tax expense	57	66	(13.6%)	110	132	(16.7%)
Net income attributable to common shareholder of Hydro One	296	267	10.9%	593	552	7.4%

Basic earnings per common share (EPS)	$2,081	$1,877	10.9%	$4,169	$3,881	7.4%

Net cash from operating activities	830	634	30.9%	1,281	974	31.5%
Funds from operations (FFO)[1]	517	550	(6.0%)	1,122	1,047	7.2%

Capital investments	816	642	27.1%	1,486	1,136	30.8%
Assets placed in-service	523	406	28.8%	759	643	18.0%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,749	19,932	4.1%	20,274	20,080	1.0%
Distribution: Electricity distributed to Hydro One customers (GWh)	6,970	6,811	2.3%	15,583	15,353	1.5%

As at	June 30, 2024	December 31, 2023
Debt to capitalization ratio[2]	56.5%	56.1%
1    The Company prepares and presents its financial statements in accordance with US GAAP. The Company also utilizes non-GAAP financial measures to assess its business and measure overall underlying business performance. Revenues, net of purchased power, and FFO are non-GAAP financial measures. Non-GAAP financial measures do not have a standardized meaning under GAAP, which is used to prepare the Company’s Consolidated Financial Statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of these non-GAAP financial measures and a reconciliation of such measures to the most directly comparable GAAP measure.
2    Debt to capitalization ratio is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company’s Consolidated Financial Statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of this non-GAAP ratio and its component elements.
OVERVIEW
The Company's transmission business consists of the electricity transmission system operated by its subsidiaries, which include Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP, as well as an approximate 66% interest in B2M Limited Partnership (B2M LP), and an approximate 55% interest in Niagara Reinforcement Limited Partnership (NRLP).
Hydro One’s distribution business consists of the electricity distribution system operated by its subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc.
The other segment consists of certain corporate activities and is not rate-regulated.

1

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2024 and 2023
For the six months ended June 30, 2024 and 2023, Hydro One's segments accounted for the Company's total revenues, as follows:

Six months ended June 30	2024	2023
Transmission	27%	28%
Distribution	73%	72%
When adjusted for the recovery of purchased power costs, Hydro One’s segments accounted for the Company’s total revenues, net of purchased power,1 for the six months ended June 30, 2024 and 2023 as follows:

Six months ended June 30	2024	2023
Transmission	53%	53%
Distribution	47%	47%
As at June 30, 2024 and December 31, 2023, Hydro One’s segments accounted for the Company’s total assets as follows:

As at	June 30, 2024	December 31, 2023
Transmission	60%	60%
Distribution	39%	39%
Other	1%	1%
RESULTS OF OPERATIONS
Net Income
Net income attributable to the common shareholder for the quarter ended June 30, 2024 of $296 million is an increase of $29 million, or 10.9%, compared to the same period in 2023. Significant influences on the change in net income attributable to common shareholder of Hydro One included:
•higher revenues, net of purchased power,1 resulting from an increase in transmission and distribution revenues due to Ontario Energy Board (OEB) - approved 2024 rates and higher average monthly peak demand.
•higher depreciation, amortization and asset removal costs primarily due to growth in capital assets as the Company continues to place new assets in-service, and higher asset removal costs, partially offset by lower amortization of regulatory assets.
•higher financing charges attributable to higher interest on long-term debt as a result of higher weighted-average interest rates and higher average debt levels, partially offset by higher capitalized interest due to a higher average balance of assets under construction.
•higher income tax expense, when excluding net income neutral items, primarily due to lower deductible timing differences compared to the prior year and higher pre-tax earnings.
While net income neutral, the results of operations in the period are also impacted by the cessation of the OEB-approved recovery of deferred tax asset (DTA) amounts previously shared with ratepayers (DTA Recovery Amounts) on June 30, 2023 (see section “Regulation - Deferred Tax Asset” for further details) which resulted in a decrease in revenue that has been offset by lower income tax expense.
Net income attributable to the common shareholder for the six months ended June 30, 2024 of $593 million is $41 million, or 7.4%, higher compared to the same period in 2023. Year-to-date results were impacted by similar factors as noted above.

1 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

2

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2024 and 2023
Revenues

	Three months ended June 30			Six months ended June 30
(millions of dollars, except as otherwise noted)	2024	2023	Change	2024	2023	Change
Transmission	583	560	4.1%	1,136	1,116	1.8%
Distribution	1,436	1,285	11.8%	3,041	2,794	8.8%
Total revenues	2,019	1,845	9.4%	4,177	3,910	6.8%

Transmission	583	560	4.1%	1,136	1,116	1.8%
Distribution revenues, net of purchased power[1]	496	487	1.8%	1,005	986	1.9%
Total revenues, net of purchased power[1]	1,079	1,047	3.1%	2,141	2,102	1.9%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,749	19,932	4.1%	20,274	20,080	1.0%
Distribution: Electricity distributed to Hydro One customers (GWh)	6,970	6,811	2.3%	15,583	15,353	1.5%
1 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

Transmission Revenues
Transmission revenues increased by 4.1% compared to the quarter ended June 30, 2023, primarily due to the following:
•higher revenues resulting from OEB-approved 2024 rates; and
•higher average monthly peak demand; partially offset by
•net income neutral items, including lower revenues associated with the cessation of the DTA recovery period and the OEB-approved recovery of regulatory assets in the prior year, which are offset in income tax expense and OM&A, respectively.
Transmission revenues increased by 1.8% compared to the six months ended June 30, 2023, primarily due to similar factors as noted above.
Distribution revenues
Distribution revenues increased by 11.8% compared to the quarter ended June 30, 2023, primarily due to the following:
•higher purchased power costs, which are fully recovered from ratepayers and thus net income neutral;
•higher revenues resulting from OEB-approved 2024 rates; and
•higher energy consumption; partially offset by
•net income neutral items, including lower revenues associated with the cessation of the DTA recovery period and lower revenue of Hydro One Remotes, which are offset in income tax expense and OM&A, respectively.
Distribution revenues increased by 8.8% compared to the six months ended June 30, 2023, primarily due to similar factors noted above.
Distribution revenues, net of purchased power,2 increased by 1.8% and 1.9% compared to the three and six months ended June 30, 2023, respectively, primarily due to the reasons noted above, adjusted for the recovery of purchased power costs.

OM&A Costs

	Three months ended June 30			Six months ended June 30
(millions of dollars, except as otherwise noted)	2024	2023	Change	2024	2023	Change
Transmission	118	129	(8.5%)	243	257	(5.4%)
Distribution	182	190	(4.2%)	365	377	(3.2%)
Other	8	7	14.3%	12	11	9.1%
	308	326	(5.5%)	620	645	(3.9%)
Transmission OM&A Costs
Transmission OM&A costs were 8.5% lower than the quarter ended June 30, 2023, primarily due to:
•lower OM&A associated with the OEB-approved recovery of historical cost deferrals, which is offset in revenue and therefore net income neutral;
•insurance proceeds received in 2024; and
•lower corporate support costs; partially offset by
•higher work program expenditures mainly attributable to stations and lines maintenance.
2 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

3

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2024 and 2023
Transmission OM&A costs were 5.4% lower than the six months ended June 30, 2023, primarily due to the factors noted above, further offset by higher work program expenditures relating to vegetation management.
Distribution OM&A Costs
Distribution OM&A costs were 4.2% lower than the quarter ended June 30, 2023, primarily due to:
•lower work program expenditures including emergency power restoration, information technology initiatives and vegetation management expenditures; and
•lower fuel costs of Hydro One Remotes, which are fully recovered through revenue and therefore net income neutral; partially offset by
•higher corporate support costs; and
•higher allowance for doubtful accounts.
Distribution OM&A costs were 3.2% lower than the six months ended June 30, 2023, primarily due to similar factors to those noted above.
Depreciation, Amortization and Asset Removal Costs
Depreciation, amortization and asset removal costs increased by $15 million and $17 million for the three and six months ended June 30, 2024, respectively, compared to the same period in 2023, primarily due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, and higher asset removal costs, partially offset by lower amortization of regulatory assets.

Financing Charges
Financing charges increased by $14 million and $27 million for the three and six months ended June 30, 2024, respectively, primarily due to higher interest on long-term debt as a result of higher weighted-average interest rates and higher average debt levels, partially offset by higher capitalized interest due to a higher average balance of assets under construction, lower average volume of short-term notes outstanding and higher average volume of short-term investments.

Income Tax Expense
Income tax expense was $57 million for the three months ended June 30, 2024, compared to $66 million for the same period in 2023. The $9 million year-over-year decrease in income tax expense was primarily due to the following:
•OEB-approved regulatory adjustments, principally related to the cessation of the DTA recovery on June 30, 2023, pursuant to the DTA Implementation Decision, that are offset by a corresponding reduction in revenue and therefore net income neutral; partially offset by
•lower deductible timing differences; and
•higher pre-tax earnings, adjusted for the net income neutral items.
Income tax expense was $110 million for the six months ended June 30, 2024, compared to $132 million for the same period in 2023. The $22 million year-over-year decrease in income tax expense was primarily due to similar factors to those noted above.
The Company realized an effective tax rate of approximately 16.0% and 15.5% for the three and six months ended June 30, 2024, respectively, compared to approximately 19.7% and 19.2% realized in the same periods in 2023. The decrease of 3.7% in the respective periods was primarily attributable to the factors noted above.
SHARE CAPITAL
Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One's Board of Directors (Board) and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. As at August 13, 2024, Hydro One had 142,239 issued and outstanding common shares.
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. As at August 13, 2024, the Company had no preferred shares issued and outstanding.

4

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2024 and 2023
QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS and ratio)	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022
Revenues	2,019	2,158	1,966	1,923	1,845	2,065	1,851	2,022
Purchased power	940	1,096	990	854	798	1,010	895	963
Revenues, net of purchased power[1]	1,079	1,062	976	1,069	1,047	1,055	956	1,059
Net income attributable to common shareholder	296	297	181	359	267	285	181	308

Basic EPS	$2,081	$2,088	$1,273	$2,524	$1,877	$2,004	$1,273	$2,165

Earnings coverage ratio[2]	2.8	2.8	2.9	3.0	3.1	3.2	3.4	3.4
1    Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.
2    Earnings coverage ratio, which is calculated on a rolling 12-month basis, is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company’s Consolidated Financial Statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of this non-GAAP ratio and its component elements.
Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.

CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve additions to both existing assets and large-scale projects such as new transmission lines and transmission stations.
Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the three and six months ended June 30, 2024 and 2023:

	Three months ended June 30			Six months ended June 30
(millions of dollars)	2024	2023	Change	2024	2023	Change
Transmission	290	213	36.2%	354	328	7.9%
Distribution	233	193	20.7%	405	315	28.6%
Total assets placed in-service	523	406	28.8%	759	643	18.0%

Transmission Assets Placed In-Service
Transmission assets placed in-service increased by $77 million, or 36.2%, for the quarter ended June 30, 2024, compared to the same period in 2023, primarily due to the following:
•timing of assets placed in-service for station refurbishments and replacements primarily related to the Wilson Transmission Station, Beck #2 Transmission Station and Sarnia Scott Transmission Station; and
•higher volume of line refurbishments; partially offset by
•timing of assets placed in-service for the development work at the Lennox Transmission Station in the second quarter of 2023.

Transmission assets placed in-service increased by $26 million, or 7.9%, for the six months ended June 30, 2024, compared to the same period in 2023, primarily due to similar factors noted above, as well as higher volume of wood pole replacements, partially offset by the timing of assets placed in-service for station refurbishments and replacements including Arnprior Transmission Station and Nanticoke Transmission Station in the prior year.
Distribution Assets Placed In-Service
Distribution assets placed in-service increased by $40 million, or 20.7%, for the quarter ended June 30, 2024, compared to the same period in 2023, primarily due to the following:
•higher volume of wood pole replacements;
•higher volume of storm-related asset replacements; and
•timing of investments placed in-service for information technology initiatives.
Distribution assets placed in-service increased by $90 million, or 28.6%, for the six months ended June 30, 2024, compared to the same period in 2023, primarily due to similar factors noted above, as well as investments placed in-service for system capability reinforcement projects and station refurbishments and replacement, and higher spend on minor fixed assets.

5

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2024 and 2023
Capital Investments
The following table presents Hydro One’s capital investments during the three and six months ended June 30, 2024 and 2023:

	Three months ended June 30			Six months ended June 30
(millions of dollars)	2024	2023	Change	2024	2023	Change
Transmission
Sustaining	315	248	27.0%	603	468	28.8%
Development	140	105	33.3%	249	167	49.1%
Other	47	20	135.0%	71	36	97.2%
	502	373	34.6%	923	671	37.6%
Distribution
Sustaining	159	112	42.0%	266	193	37.8%
Development	123	130	(5.4%)	238	230	3.5%
Other	32	27	18.5%	59	42	40.5%
	314	269	16.7%	563	465	21.1%
Total capital investments	816	642	27.1%	1,486	1,136	30.8%
Transmission Capital Investments
Transmission capital investments increased by $129 million, or 34.6%, in the second quarter of 2024 compared to the second quarter of 2023, primarily due to the following:
•higher volume of station refurbishments and equipment replacements;
•higher volume of work on customer connections;
•timing of work at Third Line Transmission Station;
•investments in the new St. Clair Transmission Line;
•higher volume of wood pole replacements; and
•investments in the Orillia Distribution Center.

Transmission capital investments increased by $252 million, or 37.6%, in the six months ended June 30, 2024, primarily due to the same factors noted above, as well as higher spend on station work attributable to the Waasigan Transmission Line and higher spend on minor fixed assets.

Distribution Capital Investments
Distribution capital investments increased by $45 million, or 16.7%, in the second quarter of 2024 compared to the second quarter of 2023, primarily due to the following:
•higher spend on line refurbishments and wood pole replacements;
•investments in the Orillia Operation Centre, Orillia Distribution Center and Orleans Operation Centre;
•investments in the Advanced Metering Infrastructure 2.0 system; and
•higher spend on storm-related asset replacements; partially offset by
•lower spend on system capability reinforcement projects.

Distribution capital investments increased by $98 million, or 21.1%, in the six months ended June 30, 2024, primarily due to similar factors noted above, as well as higher spend on minor fixed assets, partially offset by lower spend on information technology initiatives primarily due to execution of major projects in the prior year.

6

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2024 and 2023
Major Transmission Capital Investment Projects
The following table summarizes the status of significant transmission projects as at June 30, 2024:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost[1]	Capital Cost To Date
			(year)	(millions of dollars)
Development Projects:
Chatham to Lakeshore Transmission Line[2]	Southwestern Ontario	New transmission line and station expansion	2024	237	194
East-West Tie Station Expansion[3]	Northern Ontario	New transmission connection and station expansion	2024	191	190
Barrie Area Transmission Upgrade[4]	Barrie-Innisfil Southern Ontario	Upgraded transmission line and stations	2024	125	120
Islington Transmission Station	Toronto Southern Ontario	New transmission station and connection	2025	109	19
Waasigan Transmission Line[5]	Thunder Bay-Atikokan-Dryden Northwestern Ontario	New transmission line and station expansion	2027	1,200	120
St. Clair Transmission Line[6]	Southwestern Ontario	New transmission line and station expansion	2028	472	56
Longwood to Lakeshore Transmission Line[7]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Second Longwood to Lakeshore Transmission Line[7]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Lakeshore to Windsor Transmission Line[7]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD
North Shore Link[8]	Northeastern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Northeast Power Line[8]	Northeastern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Durham Kawartha Power Line[8]	Eastern Ontario	New transmission line and station expansion	TBD	TBD	TBD

Sustainment Projects:
Beck #2 Transmission Station Circuit Breaker Replacement[4]	Niagara area Southwestern Ontario	Station sustainment	2024	135	129
Bruce B Switching Station Circuit Breaker Replacement[9]	Tiverton Southwestern Ontario	Station sustainment	2025	185	173
Middleport Transmission Station Circuit Breaker Replacement	Middleport Southwestern Ontario	Station sustainment	2025	184	154
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2026	152	136
Esplanade x Terauley Underground Cable Replacement	Toronto Southern Ontario	Line sustainment	2026	117	46
Bridgman Transmission Station Refurbishment	Toronto Southern Ontario	Station sustainment	2026	108	74
Bruce A Transmission Station Switchyard Replacement	Tiverton Southwestern Ontario	Station sustainment	2027	555	220
Merivale Transmission Station Replacement and Upgrades[10]	Ottawa Eastern Ontario	Station sustainment and upgrade	2029	271	68
1 Estimated costs are presented gross of any potential contribution from external parties.
2 The Chatham to Lakeshore Transmission Line Project includes the line and associated facilities and is further discussed in the section “Regulation” and “Other Developments - Supporting Critical Infrastructure in Southwestern Ontario.”
3 The East-West Tie Station Expansion Project has been placed in-service in phases, with significant portions of the project placed in-service over the 2021-23 period, and final project in-service expected in 2024.
4 Major portions of the Barrie Area Transmission Upgrade and Beck #2 Transmission Station Circuit Breaker Replacement were completed and placed in-service.
5 The Waasigan Transmission Line Project includes both Phase 1 and Phase 2, inclusive of necessary stations enhancements to support energization of the new lines. The estimated cost relates to the development and construction phases of the project and the anticipated in-service date reflects the anticipated completion of Phase 2 in 2027. The first phase of the project is expected to be in-serviced as close to the end of 2025 as possible and is further discussed in the section “Other Developments - Supporting Critical Transmission Infrastructure in Northwestern Ontario”.
6 The St. Clair Transmission Line Project includes the line and associated facilities and is further discussed in the section “Other Developments - Supporting Critical Infrastructure in Southwestern Ontario.”
7 The scope and timing of these Southwestern Ontario transmission reinforcements are currently under review.
8 The scope and timing of these Northeastern and Eastern Ontario transmission reinforcements are currently under review. Durham Kawartha Power Line was previously referred to as the Greater Toronto Area East Line. Northeast Power Line was previously referred to as the Hanmer to Mississagi Line. North Shore Link was previously referred to as the Mississagi to Third Line Line.
9 Major portions of the Bruce B Switching Station Circuit Breaker Replacement were completed and placed in-service.
10 The coordinated project includes both an asset replacement and station expansion. The anticipated in-service dates are between 2026 to 2029.

7

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2024 and 2023
Future Capital Investments
The Company estimates future capital investments based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework.
Updates are included in the projected capital investments when there is a high degree of confidence that the project will go forward. The 2024 to 2027 capital estimates have been updated during the three months ended June 30, 2024 to reflect the estimated costs of the St. Clair Transmission Line Project that was filed with the OEB on May 28, 2024 through a leave-to-construct application, as well as to reflect the estimated cost of the Chatham to Lakeshore Transmission Line Project submitted as part of the Revenue Requirement Application filed with the OEB on July 12, 2024 (see section "Other Developments - Supporting Critical Transmission Infrastructure in Southwestern Ontario" for further details).
The following tables summarize Hydro One’s annual projected capital investments for 2024 to 2027 by business segment and by category:

By business segment: (millions of dollars)	2024	2025	2026	2027
Transmission[1]	2,039	2,041	1,714	1,464
Distribution	1,093	1,060	938	884
Total capital investments[2]	3,132	3,101	2,652	2,348

By category: (millions of dollars)	2024	2025	2026	2027
Sustainment	1,760	1,618	1,452	1,221
Development[1]	1,116	1,271	1,024	965
Other[3]	256	212	176	162
Total capital investments[2]	3,132	3,101	2,652	2,348
1 Figures include investments in certain development projects of Hydro One Networks not included in the investment plan approved by the OEB in the JRAP decision.
2 On March 31, 2022, the then Minister of Energy (Minister) directed the OEB to amend Hydro One Networks' transmission licence to require it to develop and seek approvals for the St. Clair Transmission Line and three other priority transmission lines to meet growing demand in Southwestern Ontario (see section “Other Developments - Supporting Critical Transmission Infrastructure in Southwestern Ontario”). On October 23, 2023, the Minister further directed the OEB to amend Hydro One Networks' licence to require it to develop and seek approvals for three priority transmission line projects to meet growing electricity demand in Northeastern and Eastern Ontario. The future capital investments presented do not include capital expenditures of the six additional lines, as Hydro One is currently evaluating the scope and timing of this work.
3 “Other” capital expenditures include investments in fleet, real estate, IT, and operations technology and related functions.
SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2024	2023	2024	2023
Net cash from operating activities	830	634	1,281	974
Net cash (used in) from financing activities	(511)	13	307	(251)
Net cash used in investing activities	(843)	(647)	(1,524)	(1,181)
Net change in cash and cash equivalents	(524)	—	64	(458)
Net cash from operating activities
Net cash from operating activities increased by $196 million for the three months ended June 30, 2024, compared to the same period in 2023. The increase was impacted by various factors, including the following:
•increase in net working capital deficiency primarily attributable to higher non-energy payables and higher cost of power payable to the Independent Electricity System Operator (IESO) due to the Global Adjustment Rate, partially offset by higher receivables from the IESO due to higher transmission revenues; and
•higher pre-tax earnings; partially offset by
•changes in regulatory account balances.

Net cash from operating activities increased by $307 million for the six months ended June 30, 2024, compared to the same period in 2023. The increase was mainly attributable to the same factors noted above, as well as higher accrued liabilities.

8

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2024 and 2023
Net cash (used in) from financing activities
Net cash used in financing activities increased by $524 million and net cash from financing activities increased by $558 million for the three and six months ended June 30, 2024, respectively, compared to the same periods in 2023. This was impacted by various factors, including the following:
Sources of cash
•the Company received proceeds of $1,095 million and $1,595 million from the issuance of short-term notes in the three and six month periods ended June 30, 2024, respectively, compared to $1,720 million and $3,360 million received in the same periods last year.
•the Company issued $nil and $800 million of long-term debt in the three and six months ended June 30, 2024, respectively, compared to $nil and $1,050 million issued in the same periods last year.
Uses of cash
•the Company repaid $715 million and $995 million of short-term notes in the three and six month periods ended June 30, 2024, respectively, compared to $1,425 million and $3,635 million repaid in the same periods last year.
•the Company repaid $700 million of long-term debt in the three and six month periods ended June 30, 2024, compared to $131 million and $731 million paid in the same periods last year.
•common share dividends paid in the three and six month periods ended June 30, 2024 were $187 million and $363 million, respectively, compared to dividends of $176 million and $341 million paid in the same periods last year.

Net cash used in investing activities
Net cash used in investing activities increased by $196 million and $343 million for the three and six months ended June 30, 2024, respectively, compared to the same periods in 2023 primarily due to higher capital investments. See section “Capital Investments” for comparability of capital investments made by the Company during the three and six months ended June 30, 2024 compared to the prior year.
LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through FFO,3 Hydro One’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days.
As at June 30, 2024, Hydro One had $877 million in commercial paper borrowings outstanding, compared to $279 million outstanding at December 31, 2023. The Company also has committed, unsecured, and revolving credit facilities (Operating Credit Facilities) with a total available balance of $3,050 million as at June 30, 2024. The Operating Credit Facilities include a pricing adjustment which can increase or decrease Hydro One’s cost of funding based on its performance on certain Sustainability Performance Measures, which are related to Hydro One's sustainability goals. On June 1, 2024, Hydro One increased the committed amount under the Operating Credit Facilities by $750 million and the maturity date was extended from 2028 to 2029. No amounts were drawn on the Operating Credit Facilities as at June 30, 2024 or December 31, 2023. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, available cash on hand and anticipated levels of FFO3 are expected to be sufficient to fund the Company’s operating requirements.
As at June 30, 2024, the Company had long-term debt outstanding in the principal amount of $15,120 million. The majority of long-term debt issued by Hydro One has been issued under its Medium-Term Note (MTN) Program, as further described below. The Company's total long-term debt consists of notes and debentures that mature between 2025 and 2064, and as at June 30, 2024, had a weighted-average term to maturity of approximately 13.8 years (December 31, 2023 - 14.0 years) and a weighted-average coupon rate of 4.3% (December 31, 2023 - 4.2%).
In February 2024, Hydro One filed a short form base shelf prospectus in connection with its MTN Program, which expires in March 2026. Upon issuance of the short form base shelf prospectus in February 2024, the Company does not qualify for the distribution of any additional notes under the previous MTN Program prospectus that was filed in June 2022.
Compliance
As at June 30, 2024, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
Credit Ratings
On June 10, 2024, S&P Global Ratings upgraded the Company’s long-term debt rating to "A" from "A-", and its commercial paper rating to "A-1 (Mid)" from "A-1 (Low)". In addition, the outlook on the ratings was revised to stable from positive.
3 FFO is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

9

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2024 and 2023
OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

As at June 30, 2024 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt - principal repayments	15,120	750	1,325	1,300	11,745
Long-term debt - interest payments	9,063	649	1,191	1,101	6,122
Short-term notes payable	877	877	—	—	—
Pension contributions[1]	493	78	178	187	50
Environmental and asset retirement obligations	117	29	12	2	74
Outsourcing and other agreements	182	105	47	13	17
Capital agreements	264	39	185	40	—
Lease obligations	59	15	27	16	1
Long-term software/meter agreement	30	8	20	2	—
Total contractual obligations	26,205	2,550	2,985	2,661	18,009

Other commercial commitments (by year of expiry)
Operating Credit Facilities	3,050	—	—	3,050	—
Letters of credit[2]	168	168	—	—	—
Guarantees[3]	475	475	—	—	—
Total other commercial commitments	3,693	643	—	3,050	—
1 Contributions to the Hydro One Pension Plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. The most recent actuarial valuation was performed effective December 31, 2022 and filed on September 26, 2023.
2 Letters of credit consist of $157 million letters of credit related to retirement compensation arrangements, a $4 million letter of credit provided to the IESO for prudential support, and $7 million in letters of credit for various operating purposes.
3 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.
REGULATION
Deferred Tax Asset
On April 8, 2021, the OEB rendered a decision approving the recovery of the DTA amounts allocated to ratepayers and included in customer rates for the 2017 to 2021 period, plus carrying charges, over a two-year recovery period from July 1, 2021 to June 30, 2023. In addition, the DTA Implementation Decision required that Hydro One adjust transmission revenue requirement and the base distribution beginning January 1, 2022 to eliminate any further tax savings flowing to customers. The DTA Implementation Decision had no impact to FFO4 for the three and six months ended June 30, 2024 (2023 - increase of $33 million and $67 million) as the DTA Recovery period ceased in June 2023.
Incremental Cloud Computing Implementation Costs Deferral Account
On November 2, 2023, the OEB established an industry-wide generic deferral account, effective December 1, 2023. This account allows rate-regulated entities, including electricity distributors and transmitters, to record cloud computing implementation costs incurred that are incremental to amounts embedded in base rates as well as any related offsetting savings, if applicable, in a regulatory account for future recovery subject to the approval of the OEB. On March 6, 2024, the OEB commenced a hearing that will consider matters related to the Incremental Cloud Computing Implementation Costs deferral account, including what type of interest rate, if any, should apply. As at June 30, 2024, the Company has not recorded any amounts in this account, however it is assessing the potential impact of establishing the account for future periods.
B2M LP
On May 23, 2024, Hydro One Networks, on behalf of B2M LP, submitted B2M LP’s five-year Transmission Revenue Requirement Application for the period of 2025 to 2029. B2M LP is seeking an average revenue requirement of $37.9 million per year over the 5-year period.
4 FFO is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

10

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2024 and 2023
NRLP
On May 23, 2024, Hydro One Networks, on behalf of NRLP, submitted NRLP’s five-year Transmission Revenue Requirement Application for the period of 2025 to 2029. NRLP is seeking an average revenue requirement of $8.9 million per year over the 5-year period.
Chatham x Lakeshore Limited Partnership
On July 12, 2024, Hydro One Networks, on behalf of Chatham x Lakeshore Limited Partnership (CLLP), submitted CLLP’s five-year Transmission Revenue Requirement Application for the period of 2025 to 2029, seeking an average revenue requirement of $16.6 million over the 5-year period.
Building Broadband Faster Act, 2021
In March 2021, the Province introduced Bill 257, Supporting Broadband and Infrastructure Expansion Act, 2021, to create a new act entitled the Building Broadband Faster Act, 2021 (BBFA) that is aimed at supporting the timely deployment of broadband infrastructure within unserved and underserved rural Ontario communities. Bill 257 received Royal Assent on April 12, 2021. Bill 257 amended the Ontario Energy Board Act, 1998 (OEBA) to provide the Province with regulation-making authority regarding the development of, access to, or use of electricity infrastructure for non-electricity purposes. The BBFA Guideline and two regulations informing the legislative changes were also published in 2021, with a third regulation on annual wireline attachment rate for telecommunications carriers being issued in December 2021. The most recent Order and Decision from the OEB in November 2022 adjusts the annual wireline attachment rate to $36.05 per attacher per pole.
In March 2022, the Province introduced Bill 93 (Getting Ontario Connected Act, 2022). Bill 93 received Royal Assent on April 14, 2022. Bill 93 amends the BBFA to ensure that organizations that own underground utility infrastructure near a designated high-speed internet project provide timely access to their infrastructure data, which would allow internet service providers to quickly start work on laying down underground high-speed internet infrastructure.
A regulation regarding electricity infrastructure and designated broadband projects under the OEBA (O.Reg. 410/22) came into force on April 21, 2022. On July 7, 2022, the OEB established a deferral account for rate-regulated distributors to record incremental costs associated with carrying out activities pertaining to designated broadband projects. In September 2022, the Company launched its choice-based operating model to provide internet service providers with choices on how to access the Company’s infrastructure in order to effectively execute designated broadband projects. On March 28, 2023, the Province amended the OEBA (O.Reg. 410/22) with respect to performance timelines associated with designated broadband projects.
On August 14, 2023, the third edition of the BBFA Guideline was issued with amendments providing additional guidance to support the implementation of legislative and regulatory requirements, including a framework to support cost sharing for pole attachments and make-ready work.
The Company, in conjunction with the OEB and other stakeholders, has developed and implemented an appropriate regulatory framework that meets the government’s objectives, including arrangements to sustain the Company’s revenues and recovery of reasonable associated costs.
OTHER DEVELOPMENTS
Northern Ontario Voltage Study
In December 2023, the IESO published its Northern Ontario Voltage Study Report (Bulk System Reactive Requirements in Northern Ontario), which recommended installation of reactive compensation devices at several stations in Northern Ontario to address both current and future system conditions that are expected once new Northern transmission lines are in-service. This study includes projects being developed by Hydro One, including: the East-West Tie Station Expansion, the Waasigan Transmission Line, the Northeast Power Line (previously referred to as the Hanmer to Mississagi Line), and the North Shore Link (previously referred to as Mississagi to Third Line Line).
In March 2024, the Company received a letter from the IESO recommending Hydro One proceed with the implementation of the reactive devices, in line with the timelines identified by the IESO. The Company is currently assessing the impact of this letter.
Chapleau Hydro Purchase Agreement
On April 18, 2024, the OEB issued its decision approving Hydro One Networks’ application to acquire Chapleau Public Utilities Corporation (Chapleau Hydro), an electricity distribution company located in the Township of Chapleau. On July 31, 2024, Hydro One Networks completed the acquisition of the business and distribution assets of Chapleau Hydro for a purchase price of approximately $2.3 million, subject to adjustments. The final closing adjustments are expected to be finalized within approximately 120 days after completion of the acquisition.

11

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2024 and 2023
Supporting Critical Transmission Infrastructure in Southwestern Ontario
Chatham to Lakeshore Transmission Line Project
On November 24, 2022, the OEB issued its Decision and Order granting Hydro One Networks leave to construct the Chatham to Lakeshore Transmission Line Project, with standard conditions of approval.
On April 22, 2024, CLLP was formed to own and operate the transmission line. On April 26, 2024, Hydro One Networks, on behalf of CLLP, filed an application with the OEB requesting certain approvals, including obtaining an electricity transmission licence and approval to sell assets related to the Chatham to Lakeshore Transmission Line Project to CLLP. On July 25, 2024, the OEB issued its Decision and Order approving this application.
St. Clair Transmission Line Project
In March 2022, the Province issued an Order in Council with a directive from the Minister to the OEB, requiring Hydro One Networks to develop and seek approvals for the St. Clair Line, a 230kV line from Lambton Transmission Station to Chatham Switching Station. In response to the directive, the OEB amended Hydro One Networks’ transmission license in April 2022 to develop and seek approval for the St. Clair Transmission Line Project. On May 28, 2024, Hydro One Networks filed a leave-to-construct application seeking OEB approval of the project. The total project is expected to cost approximately $472 million, with $335 million attributable to transmission line work and $137 million attributable to station costs. The project is expected to be in service by 2028.
Supporting Critical Transmission Infrastructure in Northwestern Ontario
In 2013, the Province issued an Order in Council with a directive from the Minister to the OEB, requiring Hydro One Networks to develop and seek approvals for the Northwest Bulk Transmission Line (now the Waasigan Transmission Line). In response to the 2013 directive, the OEB amended Hydro One Networks’ transmission license in 2014 to develop and seek approval for the project.
On April 25, 2023, the Company received a letter from the IESO confirming the need for reliable electricity in Northwestern Ontario. In this letter, the IESO recommends that Phase 2 of the Waasigan Transmission Line Project, a single-circuit 230 kilovolt transmission line between Mackenzie Transmission Station in the Town of Atikokan and Dryden Transmission Station in the City of Dryden, should be in-serviced as soon as practically possible following Phase 1 of the project. This follows an IESO letter received in May 2022 in which it recommended construction of Phase 1 to proceed with an in-service date as close to the end of 2025 as possible.
On July 31, 2023, Hydro One Networks filed a leave-to-construct application seeking OEB approval for the Waasigan Transmission Line Project. On November 9, 2023, an Environmental Assessment was filed with the Ministry of Environment Climate and Parks for review and approval, which incorporated both phases of the project. On April 16, 2024, the OEB issued its Decision and Order granting leave to construct as requested in the application, with standard conditions of approval.
Hydro One has agreements with nine First Nation communities providing them the opportunity to acquire 50% ownership in the transmission line component of the project.
Supporting Critical Transmission Infrastructure in Northeastern and Eastern Ontario
On July 10, 2023, the then Ministry of Energy announced a proposal to take certain actions to facilitate the timely development of three transmission projects across Northeastern and Eastern Ontario (see section "Major Transmission Capital Investment Projects"). On October 23, 2023, the Minister directed the OEB to amend Hydro One Networks’ licence to require it to develop and seek approvals for the three priority transmission line projects noted above. On November 14, 2023, further to the Minister’s Directive, the OEB amended Hydro One’s electricity transmission licence to require it to develop and seek approvals for these projects in accordance with the recommendations of the IESO.
The Ministry of Energy and Electrification (Ministry) is proposing, subject to required approvals, to declare the Wawa to Porcupine line as a priority project and designate Hydro One Networks, in partnership with the Wabun Tribal Council, its members and Missanabie Cree First Nation, as the transmitter. These actions are intended to facilitate the timely development of a new 230-kilovolt, 260 km transmission line in Northeastern Ontario from the Wawa Transformer Station to the Porcupine Transformer Station to be in service for 2030. The Ministry posted the proposal on August 1, 2024 and the proposal is open for a 45 day consultation period. Comments received from the consultation period will help inform the Ministry’s decision regarding the proposal to designate Hydro One Networks, in partnership with the Wabun Tribal Council, its members and Missanabie Cree First Nation.

12

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2024 and 2023
Sustainability Report
The Hydro One Limited 2023 Sustainability Report entitled “A Better and Brighter Future For All: Enabling the Energy Transition” is available on the Company’s website at www.hydroone.com/sustainability.
The 2023 Sustainability Report highlights Hydro One’s role in enabling the energy transition in Ontario and electrifying the province. The report discloses the Company’s environmental, social and governance performance, along with disclosures related to its public sustainability commitments.
HYDRO ONE EXECUTIVE LEADERSHIP TEAM
On March 20, 2024, Hydro One announced the appointment of Renée McKenzie as Executive Vice President (EVP), Digital and Technology Solutions, effective March 25, 2024.
On June 3, 2024, Hydro One announced the appointment of Harry Taylor as EVP, Chief Financial and Regulatory Officer (CFRO), effective June 10, 2024. On June 9, 2024, Chris Lopez resigned from his role as EVP, CFRO of Hydro One. Chris Lopez remained with Hydro One as a Senior Advisor until June 30, 2024.

NON-GAAP FINANCIAL MEASURES
Hydro One uses a number of financial measures to assess its performance. The Company presents FFO or “funds from operations” to reflect a measure of the Company’s cash flow, and revenues, net of purchased power, to reflect revenues net of the cost of purchased power. FFO and revenues, net of purchased power, are non-GAAP financial measures which do not have a standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under GAAP.
Hydro One also uses financial ratios that are non-GAAP ratios such as debt to capitalization ratio and earnings coverage ratio. Non-GAAP ratios do not have a standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.
FFO
FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to the common shareholder. As such, management believes that FFO provides a consistent measure of the cash generating performance of the Company’s assets.
The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a consolidated basis.

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2024	2023	2024	2023
Net cash from operating activities	830	634	1,281	974
Changes in non-cash balances related to operations	(311)	(82)	(153)	79
Distributions to noncontrolling interest	(2)	(2)	(6)	(6)
FFO	517	550	1,122	1,047

13

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2024 and 2023
Revenues, Net of Purchased Power
Revenues, net of purchased power, is defined as revenues less the cost of purchased power; distribution revenues, net of purchased power, is defined as distribution revenues less the cost of purchased power. These measures are used internally by management to assess the impacts of revenue on net income and are considered useful because they exclude the cost of power that is fully recovered through revenues and therefore net income neutral.
The following tables provide a reconciliation of GAAP (reported) revenues to non-GAAP (adjusted) revenues, net of purchased power, on a consolidated basis.

Quarter ended (millions of dollars)	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022
Revenues	2,019	2,158	1,966	1,923	1,845	2,065	1,851	2,022
Less: Purchased power	940	1,096	990	854	798	1,010	895	963
Revenues, net of purchased power	1,079	1,062	976	1,069	1,047	1,055	956	1,059

Quarter ended (millions of dollars)	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022
Distribution revenues	1,436	1,605	1,459	1,329	1,285	1,509	1,370	1,459
Less: Purchased power	940	1,096	990	854	798	1,010	895	963
Distribution revenues, net of purchased power	496	509	469	475	487	499	475	496
Debt to Capitalization Ratio
The Company believes that the debt to capitalization ratio is an important non-GAAP ratio in the management of its debt levels. This non-GAAP ratio does not have a standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities. Debt to capitalization ratio has been calculated as total debt (including total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholder's equity, but excluding any amounts related to noncontrolling interest. Management believes that the debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure.

As at (millions of dollars)	Jun 30, 2024	Dec 31, 2023
Short-term notes payable	877	279
Add: bank indebtedness	—	17
Less: cash and cash equivalents	(64)	—
Long-term debt (current portion)	750	700
Long-term debt (long-term portion)	14,331	14,286
Total debt (A)	15,894	15,282

Shareholder's equity (excluding noncontrolling interest)	12,214	11,981
Total debt plus shareholder's equity (B)	28,108	27,263

Debt-to-capitalization ratio (A/B)	56.5%	56.1%

14

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2024 and 2023
Earnings Coverage Ratio
Earnings coverage ratio is defined as earnings before income taxes and financing charges attributable to shareholder, divided by the sum of financing charges and capitalized interest, and is calculated on a rolling twelve-month basis. The Company believes that the earnings coverage ratio is an important non-GAAP measure in the management of its liquidity. This non-GAAP ratio does not have a standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities.

Quarter ended (millions of dollars)	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022
Net income attributable to common shareholder	296	297	181	359	267	285	181	308
Income tax expense	57	53	13	37	66	66	41	101
Financing charges	155	147	145	142	141	134	125	121
Earnings before income taxes and financing charges attributable to common shareholder	508	497	339	538	474	485	347	530

Twelve months ended (millions of dollars)	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022
Earnings before income taxes and financing charges attributable to common shareholder (A)	1,882	1,848	1,836	1,844	1,836	1,804	1,825	1,813

Quarter ended (millions of dollars)	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022
Financing charges	155	147	145	142	141	134	125	121
Capitalized interest	22	19	18	20	18	15	16	16
Financing charges and capitalized interest	177	166	163	162	159	149	141	137

Twelve months ended (millions of dollars)	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022
Financing charges and capitalized interest (B)	668	650	633	611	586	561	541	538

Earnings coverage ratio = A/B	2.8	2.8	2.9	3.0	3.1	3.2	3.4	3.4
RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 47.1% ownership as at June 30, 2024. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB and Acronym Solutions Inc. (Acronym) are related parties to Hydro One because they are controlled or significantly influenced by the Ministry or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the three and six months ended June 30, 2024 and 2023:

(millions of dollars)		Three months ended June 30		Six months ended June 30
Related Party	Transaction	2024	2023	2024	2023
IESO	Power purchased	482	358	1,301	1,145
	Revenues for transmission services	579	554	1,129	1,105
	Amounts related to electricity rebates	280	199	607	429
	Distribution revenues related to rural rate protection	63	63	126	124
	Distribution revenues related to Wataynikaneyap Power LP	30	13	60	27
	Distribution revenues related to supply of electricity to remote northern communities	12	12	24	23
	Funding received related to Conservation and Demand Management programs	1	—	1	1
OPG	Power purchased	5	3	11	7
	Distribution revenues related to provision of services and supply of electricity	2	2	3	3
	Transmission revenues related to provision of services and supply of electricity	—	—	1	1
	Capital contribution received from OPG	—	—	1	3
	Costs related to the purchase of services	—	1	—	1
OEFC	Power purchased from power contracts administered by the OEFC	1	1	1	1
OEB	OEB fees	3	3	6	6
Hydro One Limited	Dividends paid	187	176	363	341
	Cost recovery for services provided	3	2	6	5
	Stock-based compensation costs	2	2	3	3
Acronym	Services received – costs incurred	8	8	16	15
	Revenues for services provided	1	—	1	1

15

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2024 and 2023
RISK MANAGEMENT AND RISK FACTORS
Hydro One is subject to numerous risks and uncertainties. Critical to Hydro One’s success is the identification, management, and to the extent possible, mitigation of these risks. Hydro One’s Enterprise Risk Management program assists decision-makers throughout the organization with the management of key business risks, including new and emerging risks and opportunities.
A discussion of the material risks relating to Hydro One and its business that the Company believes would be the most likely to influence an investor’s decision to purchase Hydro One’s securities can be found under the heading “Risk Management and Risk Factors” in the 2023 MD&A.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations.
There were no changes in the Company’s internal control over financial reporting during the three months ended June 30, 2024 that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures and internal control over financial reporting.
NEW ACCOUNTING PRONOUNCEMENTS
The following table presents Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Accounting Guidance To Be Adopted In 2024

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2023-07	November 2023	The amendments improve the disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses.	Fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024.	Under assessment
Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2023-06	October 2023	The amendments represent changes to clarify or improve disclosure or presentation requirements of a variety of subtopics in the FASB Accounting Standards Codification (Codification). Many of the amendments allow users to more easily compare entities subject to the US Securities and Exchange’s (SEC) existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations.

		Applicable to all entities, if by June 30, 2027 the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity.	Two years subsequent to the date on which the SEC’s removal of that related disclosure becomes effective.	Under assessment
ASU 2023-09	December 2023	The amendments address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information.	Annual periods beginning after December 15, 2024.	Under assessment
ASU 2024-02	March 2024	The amendments contain modifications to the codification that remove various concept statements which may be extraneous and not required to understand or apply the guidance or references used in prior statements to provide guidance in certain topical areas.	Fiscal years beginning after December 15, 2024.	Under assessment

16

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2024 and 2023
FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Forward-looking information in this document is based on current expectations, estimates, forecasts and projections about the Company’s business, the industry, regulatory and economic environments in which it operates, and includes beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate and revenue requirement applications including the JRAP and its proposed investment plan, resulting and related decisions including the DTA Implementation Decision, as well as resulting rates, recovery and expected impacts and timing; expectations about the Company’s liquidity and capital resources and operational requirements; sustainability goals; the Operating Credit Facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; the Company’s ongoing and planned projects, initiatives and expected capital investments, including expected approvals, results, costs and in-service and completion dates; contractual obligations and other commercial commitments; the BBFA and expected impacts; the Company’s assessment of impacts related to the OEB-established generic variance and deferral accounts; expectations regarding the OEB hearing related to the Incremental Cloud Computing Implementation Costs deferral account; future pension plan contributions, including estimates of total Company pension contributions beyond 2024 up to 2029; non-GAAP financial measures; internal controls over financial reporting and disclosure; the MTN Program; recent accounting-related guidance and expected impacts; and the Company’s acquisitions and final closing adjustments. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will,” “would,” “believe,” “seek,” “estimate,” “goal,” “aim,” “target,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required regulatory approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of US GAAP; a stable regulatory environment; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:
•regulatory risks and risks relating to Hydro One’s revenues, including risks relating to actual performance against forecasts, competition with other transmitters and other applications to the OEB, the rate-setting models for transmission and distribution, the recoverability of capital expenditures, obtaining rate orders or recoverability of total compensation costs;
•risks associated with the Province’s share ownership of Hydro One Limited and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade for the Company and its impact on the Company’s funding and liquidity;
•risks relating to the location of the Company’s assets on Reserve lands, that the company’s operations and activities may give rise to the Crown’s duty to consult and potentially accommodate Indigenous communities, and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;
•the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;
•the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;
•risks associated with information system security and maintaining complex IT and operational technology (OT) system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate IT and OT systems;
•the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2024 and 2023
•the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;
•the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;
•risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects;
•risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;
•the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures, the risk of a downgrade in the Company’s credit ratings or risks associated with investor interest in ESG performance and reporting;
•risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;
•risks associated with economic uncertainty and financial market volatility;
•the risk of failure to mitigate significant health and safety risks;
•the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;
•the impact of the ownership by the Province of lands underlying the Company’s transmission system;
•the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations;
•the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry;
•risks relating to adverse reputational events or political actions relating to Hydro One and the electricity industry;
•the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;
•risks relating to acquisitions, including the failure to realize the anticipated benefits of such transactions at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto;
•risks relating to an outbreak of infectious disease, including the COVID-19 pandemic (including a significant expansion in length or severity of the COVID-19 pandemic, including the spread of its variants, restricting or prohibiting the Company’s operations or significantly impacting the Company’s supply chain or workforce; severity of mitigation measures relating to the COVID-19 pandemic and delays in completion of and increases in costs of operating and capital projects; and the regulatory and accounting treatment of incremental costs and lost revenues of the Company related to the COVID-19 pandemic);
•the inability to continue to prepare financial statements using U.S. GAAP; and
•the risk related to the impact of any new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in this MD&A.
In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR+ at www.sedarplus.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

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